20013090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 28 2020

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SEC FILE NUMBER
8-66462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16775 Addison Rd. Suite 202
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brad Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JTa Securities Management, Inc. dba Titan Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELISABETH SLEYO
Notary Public, State of Texas
Comm. Expires 08-31-2020
Notary ID 128611019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JTa Securities Management, Inc. dba
Titan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Topic No. 842.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MOSSADAMS

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
April 13, 2020

We have served as the Company's auditor since 2016

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Assets	
Cash and cash equivalents	$ 45,938
Deposits with clearing firm	55,218
Receivables from broker dealer	87,273
Operating Lease-right of use asset	15,523
Property and equipment, net of accumulated depreciation of $21,545	27,761
Other assets	28,787
Total assets	$ 260,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 116,552
Commission payable	71,707
Lease Liability	15,523
Total liabilities	203,782
Stockholders' equity	
Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	333,010
Accumulated deficit	(276,342)
Total stockholders' equity	56,718
	$ 260,500

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Commissions on private placements	$ 4,177,189
Distribution fees	173,712
Commission income	995,079
Advisory fees	549,180
Gain (loss) on investments	(149)
Other revenue	160,000
Total Revenues	6,055,011
Expenses	
Compensation and benefits	873,002
Communications	51,989
Occupancy and equipment costs	109,722
Regulatory fees and expenses	41,216
Other expenses	818,833
Commission and clearance paid other brokers	4,314,283
Total Expenses	6,209,045
Income (loss) before income taxes	(154,034)
Provision for income taxes (benefit)	(9,486)
Net income (loss)	$ (144,548)

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2018	5,000	$ 50	$ 333,010	$ (131,794)	$ 201,266
Net income (loss)				(144,548)	(144,548)
Balances at December 31, 2019	5,000	$ 50	$ 333,010	$ (276,342)	$ 56,718

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income (loss)	$ (144,548)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,344
Change in operating assets and liabilities:	
Decrease in receivable from broker-dealer	19,987
Decrease in other receivables	92,013
Decrease in securities owned	8.638
Increase in operating lease-right of use asset	(15,523)
Increase in other assets	(6,537)
Increase in accounts payable	12,389
Decrease in accrued expenses	(50,205)
Increase in lease liability	15,523
Decrease in payable to Parent	(15,888)
Net cash provided (used) by operating activities	(82,807)
Cash flows from investing activities	
	-0-
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(82,807)
Cash and cash equivalents at beginning of year	128,745
Cash and cash equivalents at end of year	$ 45,938

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 2,649
Income taxes	$ -0-
Operating cash flows from operating leases	$ 46,161
Non-cash operating activity: right of use asset obtained in exchange for operating lease liability	$ 61,684

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly-owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California. The Company has one office in Addison, Texas and serves customers throughout the United States.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully-disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carryforward the historical lease classification. In addition, the Company made an accounting policy election not to record leases with an initial term of 12 months or less on the statement of financial position. The Company will continue to recognize those lease payments for short term leases in the statement of operations on a straight line basis over the lease term. The adoption of this ASU resulted in an operating lease right of use asset and corresponding lease liability. The adoption of this standard had no impact on opening retained earnings.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are carried at cost less accumulated depreciation. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of three to seven years.

Other receivables consist primarily of commissions receivable related to the sale of private placements and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

From time to time the Company has cash balances in excess of federally insured limits, and as such, the amounts of cash in excess of federally insured limits may be at risk of loss in the event of insolvency of the financial institution where the funds are deposited.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from contracts with customer includes commissions, distribution fees, commissions on private placements, advisory fees and other miscellaneous fees earned. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied to future events.

The Company has five primary lines of business: (1) commissions (2) distribution fees, (3) commissions on private placements, (4) advisory fees, and (5) miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual

Note 1 - Summary of Significant Accounting Policies, continued

amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

1. Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Distribution fees consist of mutual funds, insurance and annuity products. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

3. Commissions on private placements. Revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

4. Advisory fees. The Company provides investment advisory services for its customers on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

5. Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. The Company also receives fees from it's vendors and suppliers to help defray certain costs associated with the Company's operations and ongoing continuing educational programs. For example, in 2019, the Company received $160,000 which was used to defray some of the costs of the Company's annual sales conference. The performance obligations are satisfied on the date

Note 1 - Summary of Significant Accounting Policies, continued

the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income. The economic conditions which affect the Company's operations are related to the overall strength of the financial markets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $ (22,319) and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was (8.4) to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1. The net capital deficiency was addressed by the collection of certain outstanding receivables and the payment of certain liabilities during January. In addition, the owner of the Company made a capital infusion of $30,000 in March 2020, and stands ready to make additional capital infusions as needed.

Note 3 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 4 - Operating Leases

The Company leases office space under an operating lease with an expiration date of April 30, 2020. The lease provides for a renewal option.

Note 4 - Operating Leases, continued

The Company determines if an arrangement is a lease at inception. The operating lease right of use asset ("ROU") and the corresponding lease liability are reported separately in the Statement of Financial Condition. The Company does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires non-lease payments for the Company's proportionate share of the buildings property tax, insurance and utilities. These non-lease payments are not included in the lease payments used to determine lease liability and are recognized as these non-lease payments are incurred.

The ROU asset represents the Company's right to use the underlying asset for the lease term and the lease liability represents an obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. Based on the short period to maturity the current lease has not been discounted to its present value. The operating lease ROU asset includes any lease payments made and excludes lease incentives. Amounts disclosed for the ROU asset obtained in exchange for the lease obligations and reductions to the ROU asset resulting from the reductions to the lease obligations include amounts added to or reduced from the carrying amount to the RUO assets resulting from new leases, lease modifications, or reassessments.

Future maturities of lease liabilities at December 31, 2019 are as follows:

Year Ending	
12/31/2020	$ 15,523
	$ 15,523

The weighted average remaining lease term is .33 years and the weighted average discount rate is 0%. Lease costs for the year ended December 31, 2019 were $48,275 and are reflected in occupancy and equipment costs and other expenses.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	13,533
Less: accumulated depreciation	(21,545)
	$ 27,761

Depreciation expense for the year ended December 31, 2019 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

Note 6 - Related Party Transactions, continued

The Company earned $591,177 in commission income from the sale of interests in real estate partnerships from related entities and paid $227,498 in management fees to its Parent. These management fees are included in other expenses.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is a defendant in a proceeding initiated by FINRA. During the year, an arbitration panel granted FINRA a fine against the firm in the amount of $79,658 which has been recorded in accrued expenses. FINRA appealed this finding. The appeal is scheduled for a hearing in May 2020. Management intends to present a vigorous defense.

Note 8 - Liquidity

The Company has sustained operating losses in the current year. The Company expects to maintain profitable operations in the future. Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet it obligations as they become due within the next year, and believes that since operations will be profitable, it will be able to meet its obligations.

Note 9 - Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. There is no assurance that this will result in profitable operations in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 10 -Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Therefore, the effects upon our business, results of operations, cash flows and financial position cannot be reasonably estimated at this time. The Company has evaluated subsequent events through April 13, 2020, the date these financial statements were issued, and determined that no additional financial statement recognition or disclosure is necessary.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2019

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 56,718
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		$ 56,718
Deductions and/or charges		
Less non-allowable assets:		
Receivable from BD in excess of 30 days	$ (5,025)	
Excess of commission receivable over payable	(17,464)	
Property and equipment, net	(27,761)	
Other assets	(28,787)	
	(79,037)	
Net capital before haircuts on securities positions		$ (22,319)
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities		-0-
Net Capital Deficiency		$(22,319)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 116,552
Commission payable	71,707
Total aggregate indebtedness	$ 188,259

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	12,557
Minimum dollar net capital requirement of reporting broker or dealer	$50,000
Net capital requirement (greater of above two minimum requirement amounts)	$50,000
Net capital in excess (deficit) of required minimum	$(72,319)
Ratio: Aggregate indebtedness to net capital	(8.4) to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report		$75,810
Increase in non allowable assets	(17,464)	
Accrue additional liabilities	(80,665)	
	(98,129)	
Net capital per audited report		$(22,319)

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JTa Securities Management, Inc. dba
Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying JTa Securities Management, Inc. dba Titan Securities, Inc.'s Exemption Report, in which (1) JTa Securities Management, Inc. dba Titan Securities, Inc.(the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) and k(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
April 13, 2020

TITAN SECURITIES
Investments Investment Banking Insurance

January 15, 2020

JTA Securities Management, Inc. dba Titan Securities, Inc. – Exemption Report

JTA Securities Management, Inc. dba Titan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

JTA Securities Management, Inc. dba Titan Securities, Inc.

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Brad Brooks
CEO

16775 Addison Rd Suite 202 Addison TX 75001
972-980-5920 Telephone 800-520-7103 Toll Free
Member FINRA; SIPC

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
JTa Securities Management, Inc. dba
Titan Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by JTa Securities Management, Inc. dba Titan Securities, Inc. ("Company") and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting a difference of $4,664.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
April 13, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66462 FINRA DEC 08/04/2004
JTA SECURITIES MANAGEMENT INC
16775 ADDISON RD STE 202
ADDISON, TX 75001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8571

B. Less payment made with SIPC-6 filed (exclude interest) (3106)
12-3-2019
Date Paid

C. Less prior overpayment applied (274)

D. Assessment balance due or (overpayment) 5191

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5191

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5191

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6059,675
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	149
Total additions	6059,824
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	173,712
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	171,978
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 53	
Enter the greater of line (i) or (ii)	53
Total deductions	345,743
2d. SIPC Net Operating Revenues	$ 5714,081
2e. General Assessment @ .0015	$ 8571
	(to page 1, line 2.A.)